Exhibit 99.2

0	▄

ELTEK LTD.

4 Drezner Street

Sgoola Industrial Zone

Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, December 30, 2012 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR CLASS I AND CLASS II DIRECTOR NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

▄	14475	▄

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

December 30, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

ê  Please detach along perforated line and mail in the envelope provided.  ê

▄	00000303300230000000	8	123012

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS I AND CLASS II DIRECTORS
NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR NAMED IN ITEM 2 AND “FOR” PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		1.	To elect a Class I director to serve until the 2015 Annual General Meeting of Shareholders and a Class II director to serve until the 2013 Annual General Meeting of Shareholders.

CLASS I DIRECTOR
				FOR	AGAINST	ABSTAIN
			ITAMAR LEVY	☐	☐	☐
CLASS II DIRECTOR
				FOR	AGAINST	ABSTAIN
			IRIT ELUZ	☐	☐	☐
		2.	To re-elect Ms. Ophira Rosolio-Aharonson as an outside director for a third three-year term.	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Item 2.
				YES	NO
			Do you have a personal interest with respect to Item 2?	☐	☐

		3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2012.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

▄	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	▄